SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2025
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

4Q24 AND 2024 EARNINGS RELEASE

March 12, 2025

CSN

Companhia Siderúrgica Nacional

4Q24 AND 2024 RESULTS

São Paulo, March 12, 2025 - Companhia Siderúrgica Nacional ("CSN") (B3: CSNA3) (NYSE: SID) announces its results for the fourth quarter of 2024 and for the year 2024 (4Q24 and 2024) in Brazilian Reais, with its financial statements being consolidated in accordance with the accounting practices adopted in Brazil issued by the Brazilian Accounting Pronouncements Committee ("CPC"), approved by the Brazilian Securities and Exchange Commission ("CVM") and the Federal Accounting Council ("CFC") and in accordance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB").

The comments address the Company's consolidated results for the fourth quarter and the year of 2024 (4Q24 and 2024) and the comparisons are for the fourth quarter of 2023 (4Q23), the year 2023 and the third quarter of 2024 (3Q24). The dollar exchange rate was R$ 4.84 on 12/31/2023; R$ 5.44 on 09/30/2024 and R$ 6.19 on 12/31/2024.

4Q24 and 2024 Operational and Financial Highlights

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4Q24 AND 2024 RESULTS

Consolidated Table - Highlights

¹ Adjusted EBITDA is calculated from net income (loss) plus depreciation and amortization, income taxes, net financial income, income from investments, income from other operating income/expenses and includes the proportional 37.49% share of EBITDA of the jointly owned subsidiary MRS Logística.

² The Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Management Net Revenue.

³ Adjusted Net Debt and Adjusted Cash/Availabilities consider 37.49% of MRS, in addition to not considering Forfaiting and Drawn Risk operations.

Consolidated Results

•	Net Revenues totaled R$ 12,026 million in 4Q24, which represents growth of 8.7% when compared to the previous quarter and mainly reflects a better price realization in mining amid the recovery of the Platts price. In addition, the steel segment continued to show solid commercial activity, with a 10.4% increase in sales volume compared to 4Q23, contributing positively to the increase in revenues in the period. In 2024, Net Revenue totaled R$ 43,687 million, which corresponds to an annual reduction of 3.9%, reflecting the reduction in the average iron ore price over the year.

•	Cost of Goods Sold (COGS) totaled R$ 8,243.1 million in 4Q24, down 1.1% on the previous quarter, reflecting cost reductions in the steel and cement segments. In 2024, COGS totaled R$ 31,991 million, which represents a reduction of 4.4% in relation to the previous year and mainly reflects the lower quantity of iron ore purchases from third parties.

•	In turn, Gross Profit in 4Q24 reached R$ 3,783 million, an increase of 38.4% over the previous quarter, with a Gross Margin of 31.5%, which corresponds to a solid increase of 6.8 p.p. over the previous quarter. This higher profitability reflects strong revenue growth in mining, with greater cost control in steel and cement. In 2024, Gross Profit was R$ 11,697 million with a Gross Margin of 26.8%, an increase of 0.4 p.p. compared to the previous year.

•	Selling, general and administrative expenses totaled R$ 1,608 million in 4Q24 and were 5.9% lower than in the previous quarter, but 32.6% higher when compared to the same period of last year. This quarter-on-quarter drop mainly reflects the seasonality of the mining operation, while the year-on-year increase is the result of greater dynamism in the cement sector. In 2024, Selling, General and Administrative Expenses reached R$ 6.309 million, which represents an increase of 40.5% when compared to the same period of last year.

•	In 4Q24, the group of Other Revenues and Operating Expenses recorded a negative balance of R$ 1,016 million, which corresponds to an increase of R$ 650 million over the previous quarter. This impact was driven by the effect of hedge accounting, in line with the schedule of exports designated to offset the exchange rate variation of debts, as well as extraordinary effects, including tax expenses from dividends received abroad and inventory losses. In 2024, the set of Other Revenues and Operating Expenses was negative by R$ 1,565 million, representing a reduction of 40.6% compared to 2023, reflecting the positive balance of hedge operations.

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4Q24 AND 2024 RESULTS

•	In turn, the Financial Result was negative by R$ 1,262 million in 4Q24, which represents a reduction of 34.6% in relation to the previous quarter and reflects the drop in financial expenses due to the positive impact of the exchange rate variation on investments abroad. In the year, the Financial Result was negative by R$ 5,814 million, an increase of 40.1% due to the impact of the increase in interest on financial expenses, as well as the negative effect of the devaluation of Usiminas shares.

•	The Equity Result recorded another good performance in 4Q24, reaching R$ 134 million, which corresponds to an increase of 8.9% compared to 3Q24, as a result of the high performance that MRS has been able to achieve in recent quarters, in addition to the positive effect that the improved environment in the steel industry has had on Panatlântica's results. In the year, the equity result was positive at R$ 448 million, which corresponds to a growth of 27.7% when compared to 2023.

•	In the fourth quarter of 2024, CSN recorded a net loss of R$ 85 million, an improvement of 88.7% on the previous quarter, reflecting the strong operating result recorded in the period. This performance was offset by the still high volume of financial expenses and the higher incidence of taxes. In 2024, the company recorded a net loss of R$ 1.5 billion, which contrasts with the net profit of R$ 402.6 million recorded in the previous year and reflects the worsening commodity prices seen throughout 2024, as well as the increase in financial expenses.

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4Q24 AND 2024 RESULTS

Adjusted EBITDA

*The Company discloses its adjusted EBITDA excluding the participation in investments and other operating income (expenses) as it believes that they should not be considered in the calculation of recurring operating cash generation.

•	In 4Q24, Adjusted EBITDA reached R$ 3,335.0 million, with an Adjusted EBITDA margin of 26.8% or 7.1 p.p. higher than in the previous quarter. This improved performance is the result of a combination of higher realized prices in mining and cement, as well as a substantial improvement in the steel segment. As a result, even in a seasonally weaker quarter and with a higher incidence of rainfall, it was possible to see EBITDA 46.0% higher than in 3Q24, also helping to highlight all the operational excellence that the company has been able to generate in recent quarters. In the year, adjusted EBITDA reached R$ 10.2 billion, with an adjusted EBITDA margin of 22.4% or 2.9 p.p. below the previous year as a consequence of the lower price of iron ore seen throughout the year, in addition to all the pressure that the increase in import penetration brought to the steel segment in 2024.

Adjusted EBITDA (R$ million) and Adjusted EBITDA Margin (%)

¹ The Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by Adjusted Net Revenue, which takes into account CSN Mineração's 100% stake in consolidation and 37.49% in MRS.

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4Q24 AND 2024 RESULTS

Adjusted Cash Flow

Adjusted Cash Flow in 4Q24 was negative at R$ 1,748.0 million, which represents a 77.3% worsening in relation to the previous quarter, even with the operational improvement seen in the period. This result reflects the impact of financial expenses due to the exchange rate variations and the higher level of investments made, which is typical for this time of the year.

4Q24 Adjusted Cash Flow¹ (R$ million)

¹ The concept of adjusted cash flow is calculated from Adjusted EBITDA, subtracting EBITDA of Jointly Controlled Companies, CAPEX, Income Tax, Financial Result and changes in Assets and Liabilities², excluding the effect of the Glencore advance.

² Adjusted Working Capital is made up of the variation in Net Working Capital, plus the variation in long-term asset and liability accounts and disregarding the net variation in Income Tax and Social Security.

Indebtedness

On 12/31/2024, consolidated net debt reached R$ 35,704 million, with the leverage indicator measured by the Net Debt/EBITDA LTM ratio reaching 3.49x, which represents an increase of 15 basis points compared to the previous quarter. This higher indebtedness recorded in the period is a direct consequence of the impact of the exchange rate variation on the dollar debt, which ended up offsetting not only the operational improvement in the quarter, but also all the efforts made by the company to strengthen its cash flow through the sale of a significant stake in CSN Mineração. In this sense, excluding the one-off effect of the exchange rate variation on the result, leverage in 4Q24 would have been 3.24x. Nevertheless, CSN remains firm in its commitment to reduce leverage over the course of 2025 and the improvement in results recorded at the end of 2024 is an important indicator that the outlook remains stronger for the coming quarters. In addition, the company continues to make progress on capital recycling projects within the group as an alternative way of injecting liquidity and reinforcing cash. Lastly, CSN maintained its policy of carrying a high level of cash, which reached the record volume of R$ 24.9 billion this quarter.

¹Net Debt / EBITDA: Debt is calculated using the final dollar of each period and net debt and EBITDA are calculated using the average dollar of the period.

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4Q24 AND 2024 RESULTS

CSN continues to be very active in its goal of extending its amortization period, with a focus on long-term operations. Among the main operations in 4Q24, the company raised funds and refinanced some bilateral contracts with amortization flows between 2027 and 2029.

Amortization Schedule (R$ Million)

¹ IFRS: consider stake in MRS (37.49%).

² Gross Debt/Management Net Debt considers stake in MRS (37.49%), without accrued interest.

3 Average time after completion of the Liability Management Plan.

FX Exposure

The net foreign exchange exposure accumulated in the 4Q24 consolidated balance sheet was US$ 1,073 million, as shown in the table below, in line with the company's policy of minimizing the impact of exchange rate volatility on results. The Hedge Accounting adopted by CSN correlates the projected flow of exports in dollars with future debt maturities in the same currency. As a result, the exchange rate variation of the dollar debt is temporarily recorded in shareholders' equity and is taken to the income statement when the dollar revenues from these exports occur.

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4Q24 AND 2024 RESULTS

Investments

A total of R$ 2,058 million was invested on 4Q24, which is 57.2% higher than in the previous quarter and 29.2% more than in the same period in 2023. This movement is a direct result of progress in the infrastructure construction of P15 in mining and the improvements made in the melt shop, sintering and modernization of operations at UPV. In addition, it is important to note that CSN traditionally concentrates its investments at the end of the year and that the total invested in 2024 (R$ 5,527 million) was in line with the guidance projected for the year. Finally, it is worth noting that investments in capacity expansion, such as those seen now in 4Q24, will be dominant over the coming quarters, replacing a lower need for maintenance Capex.

CAPEX (R$ Million)

Net Working Capital

Net Working Capital applied to the business was R$ 2,412 million in 4Q24, further advancing on the solid result recorded in the previous quarter, which reflects the increase in accounts receivable due to the operational improvement and increase in the iron ore price, in addition to the reduction in the supplier line, given the adjustment of the forfaiting lines.

The calculation of net working capital applied to the business excludes the advance on prepayment contracts, as shown in the table below:

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4Q24 AND 2024 RESULTS

R$ Millions	4Q24	3Q24	4Q24 vs 3Q24	4Q23	4Q24 vs 4Q23
Assets	**14,975**	**14,770**	**1.4%**	**15,054**	**-0.5%**
Accounts Recivable	**2,901**	**2,318**	25.2%	**3,269**	-11.3%
Inventory [3]	**10,445**	**10,538**	-0.9%	**9,568**	9.2%
Taxes to Recover	**1,142**	**1,520**	-24.9%	**1,528**	-25.3%
Taxes to Recover	1,063	1,485	-28.4%	1,462	-27.3%
PIS/COFINS credits	79	35	125.7%	66	19.7%
Antecipated Expenses	**327**	**247**	**32.4%**	**417**	**-21.6%**
Other Assets NWC [1]	**160**	**147**	**8.8%**	**272**	**-41.2%**
Liabilities	**12,563**	**13,299**	**-5.5%**	**15,678**	**-19.9%**
Suppliers	**9,829**	**10,858**	-9.5%	**13,212**	-25.6%
Payroll and Related taxes	**797**	**882**	-9.6%	**729**	9.3%
Taxes Payable	**646**	**512**	26.2%	**540**	19.6%
Advances from Clients	512	492	4.1%	666	-23.1%
Other Liabilities [2]	**779**	**555**	40.4%	**531**	46.7%
Net Working Capital	**2,412**	**1,471**	**64.0%**	**(624)**	**-486.5%**

¹ Other NWC Assets: Considers advances and other accounts receivable.

² Other NWC Liabilities: Considers other accounts payable, dividends payable, taxes paid in installments and other provisions.

³ Inventories: Does not take into account the effect of the provision for inventory losses. Warehouse stock balances are not taken into account when calculating the SME.

Financial Operations

With the ongoing objective of extending the amortization term and focusing on long-term operations and the local capital market, on November 5, 2024, the Company issued its 16th simple debentures in the total amount of R$ 500 million, with the objective of investing in infrastructure.

In addition, one of its subsidiaries, Companhia Estadual de Energia Elétrica - CEEE-G, issued on January 27, 2025, the 3rd issue of simple debentures in the total amount of R$ 1.2 billion, also with the aim of investing in infrastructure.

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4Q24 AND 2024 RESULTS

Business Segments Results

STEEL	MINING	LOGISTICS	ENERGY	CEMENT

Usina Presidente Vargas Porto Real Paraná Lusosider Prada (Distribution and Steel Packing) Aços Longos (UPV) SWT LLC Metalgráfica	Casa de Pedra Tecar Engenho Pires Fernandinho ERSA Quebra-Queixo	Railway: MRS and FTL Port: Sepetiba Tecon	CSN Energia Itasa CEEE-G	Volta Redonda Arcos Alhandra PCH Sacre PCH Santa Ana CSN Cimentos Brasil

CIMENTO
CSN

Net Revenue by Segment: 4Q24 (R$ Million - before eliminations)

Steel
51.2%
Mining
32.7%
Logistics
6.3%
Energy
1.4%
Cement
9.8%
5,654
6,041
6,163
4Q23
3Q24
4Q24
5,028
2,989
3,933
4Q23
3Q24
4Q24
795
892
758
4Q23
3Q24
4Q24
125
151
163
4Q23
3Q24
4Q24
1,090
1,272
1,177
4Q23
3Q24
4Q24

Net Revenue by Segment: 2024 (R$ Million - before eliminations

Steel
30.0%
Mining
53.1%
Logistics
7.4%
Energy
1.2%
Cement
10.9%
22,717
23,179
2023
2024
17,136
13,093
2023
2024
2,911
3,245
2023
2024
546
521
2023
2024
4,511
4,766
2023
2024

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4Q24 AND 2024 RESULTS

Adjusted EBITDA by Segment: 4Q24 (R$ Million - before eliminations)

Steel
Mining
Logistics
Energy
Cement
19.7%
59.1%
9.2%
1.2%
11.6%
331
389
656
4Q23
3Q24
4Q24
2,739
1,123
1,972
4Q23
3Q24
4Q24
350
429
305
4Q23
3Q24
4Q24
22
61
39
4Q23
3Q24
4Q24
263
350
386
4Q23
3Q24
4Q24

Adjusted EBITDA by Segment: 2024 (R$ Million - before eliminations)

Steel
Mining
Logistics
Energy
Cement
15.7%
56.7%
14.9%
1.4%
13.3%
1,821
1,603
2023
2024
7,843
5,799
2023
2024
1,393
1,527
2023
2024
144
143
2023
2024
975
1,361
2023
2024

2024 Results (R$ million)	Steel	Mining	Logistics (ports)	Logistics (Railway)	Energy	Cement	Corporate Expenses Eliminations	Consolidated
Net Revenue	**23,179**	**13,093**	**353**	**2,892**	**521**	**4,766**	**(1,116)**	**43,687**
Domestic Market	16,901	1,511	353	2,892	521	4,766	(4,604)	22,340
Foreign Market	6,277	11,582	-	-	-	-	3,488	21,347
COGS	**(21,759)**	**(8,202)**	**(262)**	**(1,674)**	**(419)**	**(3,384)**	**3,711**	**(31,991)**
Gross Profit	**1,419**	**4,890**	**90**	**1,218**	**102**	**1,382**	**2,595**	**11,697**
SGA	**(1,290)**	**(267)**	**(11)**	**(266)**	**(49)**	**(816)**	**(3,610)**	**(6,309)**
Depreciation	**1,474**	**1,176**	**51**	**445**	**89**	**794**	**(338)**	**3,691**
Proporcional EBITDA Joint Controller	-	-	-	-	-	-	**1,152**	**1,152**
Adjusted EBITDA	**1,603**	**5,799**	**130**	**1,397**	**143**	**1,361**	**(202)**	**10,230**
Adjusted EBITDA Margin	**6.9%**	**44.3%**	**36.9%**	**48.3%**	**27.4%**	**28.5%**	**18.1%**	**22.4%**

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4Q24 AND 2024 RESULTS

2023 Results (R$ million)	Steel	Mining	Logistics (ports)	Logistics (Railway)	Energy	Cement	Corporate Expenses Eliminations	Consolidated
Net Revenue	**22,717**	**17,136**	**266**	**2,645**	**546**	**4,511**	**(2,382)**	**45,438**
Domestic Market	16,516	1,804	266	2,645	546	4,511	(4,209)	22,079
Foreign Market	6,201	15,331	-	-	-	-	1,827	23,359
COGS	**(21,008)**	**(9,932)**	**(249)**	**(1,493)**	**(441)**	**(3,644)**	**3,292**	**(33,475)**
Gross Profit	**1,709**	**7,204**	**17**	**1,152**	**104**	**866**	**910**	**11,963**
SGA	**(1,219)**	**(421)**	**(11)**	**(219)**	**(58)**	**(558)**	**(2,005)**	**(4,490)**
Depreciation	**1,330**	**1,061**	**48**	**406**	**97**	**666**	**(316)**	**3,291**
Proporcional EBITDA Joint Controller	-	-	-	-	-	-	**1,143**	**1,143**
Adjusted EBITDA	**1,821**	**7,843**	**54**	**1,339**	**144**	**975**	**(268)**	**11,907**
Adjusted EBITDA Margin	**8.0%**	**45.8%**	**20.4%**	**50.6%**	**26.3%**	**21.6%**	**11.3%**	**25.3%**

4Q24 Results (R$ million)	Steel	Mining	Logistics (ports)	Logistics (Railway)	Energy	Cement	Corporate Expenses Eliminations	Consolidated
Net Revenue	**6,163**	**3,933**	**90**	**668**	**163**	**1,177**	**(167)**	**12,026**
Domestic Market	4,577	361	90	668	163	1,177	(1,090)	5,946
Foreign Market	1,585	3,572	-	-	-	-	922	6,080
COGS	**(5,569)**	**(2,193)**	**(69)**	**(437)**	**(130)**	**(813)**	**969**	**(8,243)**
Gross Profit	**594**	**1,740**	**21**	**230**	**33**	**364**	**801**	**3,783**
SGA	**(325)**	**(58)**	**(2)**	**(75)**	**(16)**	**(198)**	**(933)**	**(1,608)**
Depreciation	**387**	**291**	**13**	**118**	**22**	**221**	**(89)**	**963**
Proporcional EBITDA Joint Controller	-	-	-	-	-	-	**197**	**197**
Adjusted EBITDA	**656**	**1,972**	**32**	**273**	**39**	**386**	**(23)**	**3,335**
Adjusted EBITDA Margin	**10.6%**	**50.1%**	**35.4%**	**40.9%**	**24.1%**	**32.8%**	**14.0%**	**26.8%**

3Q24 Results (R$ million)	Steel	Mining	Logistics (ports)	Logistics (Railway)	Energy	Cement	Corporate Expenses Eliminations	Consolidated
Net Revenue	**6,041**	**2,989**	**99**	**793**	**151**	**1,272**	**(279)**	**11,067**
Domestic Market	4,474	407	99	793	151	1,272	(1,273)	5,924
Foreign Market	1,567	2,582	-	-	-	-	994	5,143
COGS	**(5,706)**	**(2,094)**	**(64)**	**(452)**	**(102)**	**(915)**	**1,001**	**(8,333)**
Gross Profit	**335**	**895**	**35**	**341**	**50**	**357**	**721**	**2,734**
SGA	**(322)**	**(68)**	**(3)**	**(67)**	**(12)**	**(214)**	**(1,024)**	**(1,709)**
Depreciation	**375**	**295**	**13**	**111**	**23**	**206**	**(84)**	**939**
Proporcional EBITDA Joint Controller	-	-	-	-	-	-	**320**	**320**
Adjusted EBITDA	**389**	**1,123**	**45**	**384**	**61**	**350**	**(67)**	**2,284**
Adjusted EBITDA Margin	**6.4%**	**37.6%**	**45.6%**	**48.4%**	**40.0%**	**27.5%**	**23.9%**	**19.7%**

4Q23 Results (R$ million)	Steel	Mining	Logistics (ports)	Logistics (Railway)	Energy	Cement	Corporate Expenses Eliminations	Consolidated
Net Revenue	**5,654**	**5,028**	**67**	**728**	**125**	**1,090**	**(687)**	**12,005**
Domestic Market	4,072	583	67	728	125	1,090	(1,181)	5,485
Foreign Market	1,582	4,445	-	-	-	-	494	6,520
COGS	**(5,359)**	**(2,492)**	**(63)**	**(434)**	**(112)**	**(818)**	**941**	**(8,336)**
Gross Profit	**295**	**2,536**	**4**	**294**	**13**	**272**	**255**	**3,669**
SGA	**(319)**	**(76)**	**(3)**	**(68)**	**(14)**	**(194)**	**(538)**	**(1,213)**
Depreciation	**356**	**280**	**13**	**110**	**23**	**185**	**(86)**	**879**
Proporcional EBITDA Joint Controller	-	-	-	-	-	-	**290**	**290**
Adjusted EBITDA	**331**	**2,739**	**14**	**336**	**22**	**263**	**(80)**	**3,626**
Adjusted EBITDA Margin	**5.9%**	**54.5%**	**20.8%**	**46.2%**	**17.3%**	**24.1%**	**11.6%**	**29.1%**

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4Q24 AND 2024 RESULTS

Steel Results

According to the World Steel Association (WSA), global crude steel production totaled 1,883.9 million tons (Mt) in 2024, a practically stable level compared to 2023, with production in India, Turkey and Vietnam managing to offset a stronger slowdown seen in North American (-4.2%), Russian (-4.2%) and Asia and Oceania (-1.0%).

China, which accounted for 53.4% of total global annual production, saw an 1.7% drop in production compared to 2023, but still maintained a high utilization rate of its blast furnaces. On the other hand, this slowdown in domestic demand has caused concern on the part of the local government and encouraged new stimulus packages, such as those announced at the end of September, in an attempt to regain momentum in the real estate sector. It can also be seen that the drop in the pace of steel production in China is much less pronounced than had been feared and has been sustained by other sectors of the economy, such as the automotive industry, industry in general and larger volumes destined for export.

At the other end of the spectrum, India, Turkey and Brazil showed growth in production compared to last year, with volumes reaching 149.6 thousand tons (+6.3%), 36.9 thousand tons (+9.4%) and 33.7 million tons (+5.3%), respectively.

Brazilian steel production continues to heat up, driven by the operational normalization of local producers and greater steel consumption by sectors such as the automotive industry, the yellow line (buses, trucks, etc.), agricultural machinery and infrastructure projects.

OPERATIONAL AND SALES PERFORMANCE

CSN's steel production is continuing its recovery process and 2024 was the best year since 2022, reaching a level of 3,786 thousand tons produced, which represents growth of 14.9% compared to last year. This growth comes shortly after the scheduled maintenance stoppages carried out in the sintering area of the Presidente Vargas Plant (UPV), once again reinforcing normalization and efficiency with the resumption of work.

In 4Q24, CSN's Steel Production at UPV registered 963 thousand tons, a 3.2% lower performance compared to 3Q24, but in line with the seasonality of the period. In the annual comparison, the fourth quarter of 2024 showed growth of 7.8%, underlining all the operational normalization.

Following the same trend of records for the year, laminate production reached 3,474 thousand tons in 2024, the best figure since 2022, with a growth of 11.9% compared to the previous year.

Long steel production, on the other hand, recorded its best marks since 2019 when production began by the CSN Group, reaching an annual production volume of 239 thousand tons and a quarterly volume of 66 thousand tons, with a growth of 13.7% when compared to previous periods.

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4Q24 AND 2024 RESULTS

Sales Volume (Kton) - Steel Industry

Total sales in 4Q24 amounted to 1,175 thousand tons, a small increase of 0.8% compared to the previous quarter, which demonstrates the strength of the company's commercial activity in overcoming the negative seasonality of the period. When compared to the same period in 2023, sales increased by 10.4%, a performance in line with the strong apparent consumption of the domestic market, which accounted for the sale of 876 thousand tons of steel products, representing a massive annual growth of 15.0%. All this performance reinforces the assertive commercial strategy adopted by CSN, as well as the continued upturn in industrial activity with higher steel consumption. In the foreign market, sales totaled 299 thousand tons in 4Q24, in line with 3Q24 and 1.1% below the same quarter of the previous year, with 2 thousand tons being exported directly and 297 thousand tons sold by subsidiaries abroad, of which 66 thousand tons by LLC, 162 thousand tons by SWT and 69 thousand tons by Lusosider.

When looking at annual sales volume, 2024 stood out as the best year for sales since 2022, totaling 4,551 thousand tons, a significant growth of 9.2% compared to 2023. This performance was driven by the recovery of the domestic market, which recorded 3,273 thousand tons sold (+12.2%), in addition to the 2.4% growth in sales to foreign markets. The advance in the foreign market was sustained by the increase in sales at international subsidiaries, with LLC reaching 311 thousand tons (+4.5%) and SWT totaling 652 thousand tons (+9.6%).

In terms of total sales volume, the main highlight in 4Q24 was the Distribution segment, with a 2.1 p.p. increase compared to the volume sold in the previous quarter, reaching 34.7% of total volume. In turn, the General Industry segment (16.2%) was the segment that lost the most share of sales due to seasonality and greater commercial activity in the other segments. When comparing total sales volume in 4Q24 with 4Q23, the Construction segment fell by 2.3 p.p. to 18.8%, followed by Packaging, which fell by 1.3 p.p. to 7.8%. When comparing 2024 with 2023, there were significant recoveries in General Industry (2.1 p.p.) and Distribution (1.1 p.p.), but falls in the Auto (-0.3 p.p.) and Packaging (-2.3 p.p.) segments.

According to ANFAVEA (the National Association of Motor Vehicle Manufacturers), car production in 2024 reached 2,549 thousand units, up 9.7% on the previous year. This performance was mainly driven by the production of heavy vehicles, which grew by 41.9% in production and 15.7% in sales.

Looking at data from the Brazil Steel Institute (IABr), crude steel production in 2024 reached 33.7 Mton, a performance 5.3% higher than in 2023. Apparent Consumption was 25.9 Mton, an increase of 8.3% year-on-year.

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4Q24 AND 2024 RESULTS

And the Steel Industry Confidence Indicator (ICIA) for December was 50.1 points, still above the 50-point dividing line, reflecting solid confidence in the domestic market's prospects for the coming months.

According to IBGE data, the production of household appliances for the month of December 2024 registered an increase of 19.1% compared to the previous year, which reinforces the resumption of the white goods sector after the weak performances seen in 2022 and 2023.

•	Net Revenues in Steel reached R$ 6,163 million in 4Q24, a performance 2.0% higher than in 3Q24 and 9.0% higher than in the same period of the previous year, reflecting the strong commercial performance recorded in the period by managing to break the seasonality with volume and price growth. In 2024, Net Revenue totaled R$ 23,179 million and was 2.0% higher than in 2023.

•	The average price in 4Q24 reached R$ 4,988/ton, a reduction of 3.2% when compared to the previous quarter, with the foreign market being solely responsible for the 14.2% drop in the average ticket for the period, with the worsening of the international market more than offsetting the currency devaluation seen in the period. The performance of the average price on the domestic market grew by 0.8%, driven mainly by the readjustments in long steel. In the year, the Average Price was R$ 4,987/ton, which represents a reduction of 6.8% when compared to 2023, still reflecting the pressure of imported steel on the Brazilian market.

•	In turn, the Slab Cost in 4Q24 reached R$3,510/ton, an increase of 4.3% compared to the previous quarter, reflecting the increase in the cost of imported raw materials due to the strong currency devaluation recorded in the period. In 2024, the Slab Cost reached R$ 3,457/ton, or a reduction of 9.1% compared to the previous year, reflecting a greater dilution of fixed costs and less pressure from raw material prices.

•	Steelmaking's Adjusted EBITDA reached R$ 656 million in 4Q24, 68.8% higher than in 3Q24, with an Adjusted EBITDA Margin of 10.6%, or 4.2 p.p. higher than in the previous quarter. In the year-on-year comparison, the increase is even more significant, with the EBITDA margin expanding by 4.9 p.p.. This was the first time in the year that the segment's EBITDA margin reached double-digit profitability, which reinforces the gradual recovery that the segment experienced throughout the year, with increased production, sales and lower expenses. In 2024, the steel segment's Adjusted EBITDA reached R$ 1,603 million, with an Adjusted EBITDA Margin of 6.9%, which represents a reduction of 1.1 p.p. compared to 2023. If we look at the outlook for 2025, we can see that this recovery in results continues with a favorable trend, with steel consumption maintaining a positive pace, while it is already possible to see stronger price dynamics.

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4Q24 AND 2024 RESULTS

Adjusted EBITDA and EBITDA Margin - Steel Industry

Mining Results

4Q24 was a period marked by a strong pace of iron ore production despite the negative seasonality in Brazil, with the start of the rainy season. Shipments at Brazilian ports registered the best quarterly result in the last 4 years, in addition to record shipments at some of the main Australian export terminals, accumulating high volumes of port inventories in China. However, various economic stimulus measures made by the Chinese government have helped to keep iron ore demand hot, resulting in an increase in capacity utilization at Chinese steel mills. In this scenario, iron ore had an average price of US$ 103.4/dmt (Platts, Fe62%, N. China), 3.7% higher than the average for 3Q24 (US$ 99.7/dmt), but 9.3% lower than that recorded in 4Q23 (US$ 128.30/dmt).

After the spikes in freight prices seen in 3Q24 (average of US$ 26.67/t), the cost of the BCI-C3 (Tubarão-Qingdao) maritime route fell by 19% in 4Q24, registering an average of US$ 21.62/t. This dynamic is in line with the lower volume of iron ore and bauxite shipped in the period and in line with the natural seasonality of the rainy season in Brazil.

Total Production - Mining (thousand tons)

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4Q24 AND 2024 RESULTS

•	Iron Ore Production (including purchases from third parties) reached a volume of 11,002 thousand tons in 4Q24, a decline of 3.8% compared to the third quarter of 2024, but in line with the seasonal rainfall characteristic of the end of the year and with the volume recorded in 4Q23. When looking at the year 2024, iron ore production (including purchases from third parties) was 41,997 thousand tons, meeting the guidance published by the company and only 1.5% lower than in 2023, which reflects the strategy adopted throughout the year of prioritizing margin over volume, with a lower volume of iron ore purchases from third parties. Overall, it can be said that 2024 was a very important period in the Company's history, with several operational records in cargo handling and the highest volume of own production since 2019, which demonstrates the solid efficiency of the operation and all the logistical excellence that CSN has been able to achieve.

Sales Volume - Mining (thousand tons)

•	Sales volume, in turn, was 10,731 thousand tons in 4Q24, 9.7% below the volume recorded in the third quarter of 2024, which is in line with the impact of the rains on the pace of production. Compared to 4Q23, there was also a 3.7% drop in the pace of sales, despite the increase in shipments during the period, reflecting the lower volume recorded on the domestic market. In 2024, the sales volume was 42,552 thousand tons, in line with 2023. Another important highlight in 2024 was the record number of tons shipped at TECAR terminal, which allowed the company not to depend on third-party ports, helping to reduce logistics costs and maximize results.

•	Adjusted Net Revenue totaled R$ 3,933 million in 4Q24, a performance 31.6% higher than that recorded in the third quarter of the year, as a exclusively result of better price realization with the resumption of Platts and the positive effect of cargoes with exposure to future quotation periods, helping to offset the reduction in volume. Unit Net Revenue was US$ 61.71 per ton in 4Q24, up 34.5% on the previous quarter, as a result of the recovery in the iron ore average price and a lower demerit of the exported product. In 2024, Adjusted Net Revenue totaled R$ 13,093 million, a performance 23.6% below that recorded in 2023, the sole result of the downward curve in the iron ore price, despite the results presented throughout the year, with the growth in own production.

•	In turn, mining's Cost of Goods Sold was R$ 2,193 million in 4Q24, an increase of 4.7% on the previous quarter, due to the higher volume of purchases. C1 cost reached US$ 20.4/t in 4Q24, up 6.3% on the previous quarter, reflecting the lower dilution of fixed costs due to the lower volume. In 2024, mining's Cost of Goods Sold totaled R$ 8,202 million, a performance 17.4% lower than that recorded in 2023, as a result of the sharp reduction in the volume of purchases, which reflects the strategy of prioritizing unit margin.

•	Adjusted EBITDA reached R$ 1,972 million in 4Q24, with a quarterly Adjusted EBITDA margin of 50.1%, representing strong growth of 12.6 p.p. over the previous quarter. This greater profitability is the exclusive consequence of the recovery in prices, coupled with the solid operating results achieved in the period. In 2024, adjusted EBITDA from mining was R$ 5.8 billion, with an adjusted EBITDA margin of 44.3%, which represents a drop of 1.5 p.p. compared to the previous year even with a 9.3% drop in the iron ore average price, which demonstrates all the operational excellence recorded in the period.

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4Q24 AND 2024 RESULTS

EBITDA RECONCILIATION CHART

Cement Results

According to the National Union of the Cement Industry (SNIC), the real estate market continued to heat up in the second half of the year, even with all the pressures of high interest rates, which shows a still poignant dynamism with new launches being announced, especially in the Minha Casa, Minha Vida segment . 2024 ended with a cement sales volume 3.4% higher than the previous year, reaching 64.7 million tons and highlighting all the resilience that the civil construction and infrastructure sectors have shown.

In 4Q24, sales volume fell by 3.9%, which is in line with the seasonal nature of the period, with fewer working days and a higher incidence of rain. On the other hand, when we look at the sales volume for 2024, we see a total of 13,524 thousand tons sold, which represents an increase of 5.9% on the previous year and underscores the assertive strategy adopted to make the most of the logistics modal and distribution centers to enter new markets, gain market share and capture synergy gains.

Sales Volume - Cement (thousand tons)

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4Q24 AND 2024 RESULTS

•	Net Revenue amounted to R$ 1,177 million in 4Q24, a decrease of 7.5% when compared to the previous quarter, which reflects the seasonality of the end of the year with fewer working days and an increase in the incidence of rain. On the other hand, when compared to the same period of last year, Revenue growth was 8.0%, with a stronger volume of sales observed in the period. In 2024, Net Revenue grew by 5.7% to R$ 4,766 million, reflecting not only greater commercial activity, but also the entire strategy to advance in the chain of products with greater added value.

•	Cement COGS in 4Q24 was 11.1% lower than in the previous quarter, which is in line with the seasonality of commercial activity and optimization of raw material costs. In the year to date, Cost of Goods Sold reached R$ 3,384 million, 7.1% down on the previous year, reflecting the progress made in capturing synergies and the greater dilution of fixed costs.

•	As a result, Adjusted EBITDA grew by 10.4% compared to the previous quarter, reaching R$ 386 million in 4Q24 and with an EBITDA margin of 32.8%, which represents a new milestone for CSN's cement segment after the incorporation of the assets acquired in 2022 and reinforces not only the efficiency of the operation, but also all the success with capturing synergies. In 2024, Adjusted EBITDA reached R$ 1,361 million, a growth of 39.5% compared to 2023 and with an EBITDA Margin of 28.5%. The combination of an excellent commercial pace, cost control and operational efficiency is what makes CSN a company that is increasingly well positioned in the cement market and ready to capture the opportunities that still lie ahead in the Brazilian market.

Energy Results

Net Revenue reached R$ 163 million in 4Q24, up 7.9% on 3Q24, while Adjusted EBITDA was R$ 39 million, with an Adjusted EBITDA Margin of 24.1%. This performance reflects a 16.0 p.p. reduction in profitability in the period due to higher costs earned in the operation as a result of the normalization of operational activities after the weather event in Rio Grande do Sul. In 2024, Net Revenue was R$ 521 million, while Adjusted EBITDA reached R$ 143 million with an Adjusted EBITDA Margin of 27.4% in 2024, which represents growth of 1.1 p.p. in relation to the previous year even with all the adversities seen in the period.

Logistics Results

In 4Q24, the Logistics segment was affected by lower shipments in both rail and port due to the seasonality of the period. As a result, Total Net Revenue was R$ 758 million, which is 15.0% down on the previous quarter. Adjusted EBITDA was R$ 305 million, a reduction of 28.9% when compared to 3Q24, and 12.9% against the previous year. However, even with a 7.8 p.p. drop in the Adjusted EBITDA Margin, profitability remained at very high levels (40.3% in 4Q24). In relation to 2024, the segment's performance was exceptional, with Adjusted EBITDA reaching R$ 1,527 million and an Adjusted EBITDA margin of 47.1%, with the segment becoming increasingly representative on the consolidated result.

In the case of Railway Logistics, Net Revenue reached R$ 668 million in 4Q24, with Adjusted EBITDA of R$ 278 million and an Adjusted EBITDA Margin of 40.9%. In comparison with 3Q24, revenue fell by 15.8%, with Adjusted EBITDA 28.8% lower.

In Port Logistics, Sepetiba Tecon shipped 1,308 thousand tons of steel products in 2024, as well as 135 thousand containers, 58 thousand tons of general cargo and 658 thousand tons of bulk cargo. In comparison with the same period in the previous year, the company increased its shipments and, as a result, Net Revenue from the port segment was 35.4% higher, reaching R$ 353 million. Adjusted EBITDA was also positively impacted, reaching R$ 130 million in 2024, with an Adjusted EBITDA Margin of 36.9%, or 16.5 p.p. higher than in 2023.

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4Q24 AND 2024 RESULTS

ESG – Environmental, Social & Governance

ESG PERFOMANCE –CSN GROUP

Since the beginning of 2023, CSN has adopted a new format for disclosing its ESG actions and performance, making its performance in ESG indicators available on an individualized basis. The new model allows stakeholders to have quarterly access to key results and indicators and to monitor them in an effective and even more agile way. Access can be made through the results center of CSN's IR website: https://ri.csn.com.br/informacoes-financeiras/central-de-resultados/.

The information included in this release has been selected based on its relevance and materiality to the company. Quantitative indicators are presented in comparison with the period that best represents the metric for monitoring them. Thus, some are compared with the same quarter of the previous year, and others with the average of the previous period, ensuring a comparison based on seasonality and periodicity. In addition, it is important to highlight that the ESG Performance Report also incorporates the performance indicators of CSN Cimentos' new assets, acquired in 2022, so that some absolute indicators will undergo significant changes when compared to the previous period.

More detailed historical data on CSN's performance and initiatives can be found in the 2023 Integrated Report, released in May 2024 (https://esg.csn.com.br/nossa-empresa/relatorio-integrado-gri). The review of ESG indicators occurs annually for the closing of the Integrated Report, so the information contained in the quarterly releases is subject to adjustments resulting from this process.

It is also possible to monitor CSN's ESG performance in an agile and transparent manner, on our website, through the following electronic address: https://esg.csn.com.br.

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4Q24 AND 2024 RESULTS

Capital Markets

In 4Q24, CSN shares fell 31.3%, while the Ibovespa fell 8.7%. The average daily volume (CSNA3) traded on B3 was R$104.8 million in 4Q24. On the New York Stock Exchange (NYSE), the company's American Depositary Receipts (ADRs) fell 39.7% in 4Q24, while the Dow Jones index rose 0.5%. The average daily trading volume of ADRs (SID) on the NYSE in 4Q24 was US$2.3 million.

2024 ended, CSN shares fell 54.9%, while the Ibovespa fell 10.4%. The average daily volume (CSNA3) traded on B3 in 2024 was R$7.6m. On the New York Stock Exchange (NYSE), the company's American Depositary Receipts (ADRs) fell 63.4% in 2024, while the Dow Jones index rose 12.9%. The average daily trading volume of the ADRs (SID) on the NYSE in 2024 was US$5.9 million.

	4Q24	2024
No. of shares in thousands	1,326,094	1.326.094
Market Value
Closing Price (R$/share)	8.86	8.86
Closing Price (US$/ADR)	1.44	1.44
Market Value (R$ million)	11,749	11,749
Market Value (US$ million)	1,190	1,190
Change over the period
CSNA3 (BRL)	-31.3%	-54.9%
SID (USD)	-39.7%	-63.4%
Ibovespa (BRL)	-8.7%	-10.4%
Dow Jones (USD)	+0.5%	12.9%
Volume
Daily average (thousand shares)	9,284	7,619
Daily average (R$ thousand)	104,850	101,936
Daily average (thousand ADRs)	4,548	5,951
Daily average (US$ thousand)	2,320	2,276
Fonte: Bloomberg

Earnings Conference Call:

4Q24 Results Presentation Webcast	Investor Relations Team
Conference call in Portuguese with simultaneous translation into English March 13th, 2025 11:30 a.m. (Brasília time) 10:30 a.m. (New York time) Webinar: click here	Antonio Marco Campos Rabello - CFO and IR Executive Pedro Gomes de Souza (pedro.gs@csn.com.br) Mayra Favero Celleguin (mayra.celleguin@csn.com.br)

Some of the statements contained herein are forward-looking statements that express or imply expected results, performance or events. These outlooks include future results that may be influenced by historical results and by the statements made under 'Outlook'. Actual results, performance and events may differ materially from the assumptions and outlook and involve risks such as: general and economic conditions in Brazil and other countries; interest rate and exchange rate levels; protectionist measures in the US, Brazil and other countries; changes in laws and regulations; and general competitive factors (on a global, regional or national basis).

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4Q24 AND 2024 RESULTS

INCOME STATEMENT

Corporate Law – In Thousands of Reais

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4Q24 AND 2024 RESULTS

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4Q24 AND 2024 RESULTS

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 13, 2025

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.